EXHIBIT 99.1

Lombard Medical to Initiate the Altura® ALTITUDE Global Registry  to Evaluate the Treatment of Abdominal Aortic Aneurysms Across a Wide Range of “Real-World” Endovascular Aneurysm Repair Interventions

Paul Hayes, MD, FRCS, Endovascular Surgeon, University of Cambridge and Addenbrookes Hospital, Appointed as Principal Investigator

IRVINE, Calif., June 16, 2016 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (NASDAQ:EVAR), a medical device company focused on Endovascular Aneurysm Repair (EVAR) of abdominal aortic aneurysms (AAAs), today announced plans to conduct a 1,000 patient global registry to evaluate its new Altura® Endograft System. The ALTITUDE registry (ALTura Impact on the Treatment of Abdominal Aortic Aneurysms Using a Novel D-stent EVAR Design) will be conducted outside the United States and will evaluate the use of the Altura Endograft Stent System in real world patients across a range of clinical centers with a planned enrollment of 1,000 patients starting in late 2016.  The primary investigator will be Paul Hayes, MD, FRCS, of the Department of Surgery, University of Cambridge and Addenbrookes Hospital, Cambridge, UK.

“With one of the largest AAA patient populations in the UK, we have been privileged to study many new endovascular devices for aortic aneurysm repair,” said Dr. Hayes.  “The Altura device represents one of the most exciting new endograft designs in recent memory.  With a repositionable aortic section, the elimination of the contralateral cannulation step and retrograde delivery of the limb sections, this design should facilitate a much simpler, safer and consistent deployment.  This simplicity should also help with surgical planning and possibly allow patients to be discharged sooner after surgery.  The 14F ultra-low profile delivery catheter can also accommodate smaller access vessels that may be compromised due to disease.  I look forward to leading this important new clinical registry and establishing a robust set of clinical data points.”

“The ALTITUDE registry will provide real world clinical feedback on the performance of our Altura Endograft System,” said CEO Simon Hubbert.  “We are honored to have Dr. Hayes as our Principal Investigator, and we look forward to his leadership with this important registry.  We strongly believe that Altura with its unique features provides physicians with a system that delivers a safer, more simplified and faster EVAR procedure than currently available stent grafts treating mainstream AAA anatomy.  The ALTITUDE registry will help support the adoption of Altura when treating more routine AAAs.”

About Altura Endograft System
The Altura system represents a paradigm shift in endograft design that offers a simple and predictable treatment option for standard AAA anatomy.  Delivered via an ultra-low profile 14F catheter, Altura allows for repositioning during deployment and accurate graft placement at each renal artery enabling physicians to utilize all of the available aortic neck.  It also eliminates the need for cannulation that results in a simple, safe and consistent deployment with predictable, shorter procedure times.  With just six product sizes, the Altura system allows the majority of patients who present for EVAR repair to be treated quickly with minimal hospital stay and recovery times.

The Altura system received CE Mark in 2015.  Lombard launched the device in Europe in January 2016 with a broader international rollout planned for later this year.  In the U.S., Lombard intends to file for an IDE (Investigational Device Exemption) from the FDA in the summer of 2016 with the intent to begin recruitment for a U.S. clinical study in H1, 2017.

About Lombard Medical, Inc.
Lombard Medical, Inc. is an Irvine, CA-based medical device company focused on the $1.7bn market for minimally invasive treatment of abdominal aortic aneurysms (AAAs).  The Company has global regulatory approval for Aorfix®, an endovascular stent graft which has been specifically designed to treat patients with the broadest range of AAA anatomies, including aortic neck angulation up to 90 degrees.  The Company has also achieved CE Mark for the Altura® endograft system, an innovative ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of more standard AAA anatomies.  Altura was launched in Europe in January 2016, with a broader international rollout planned for later in 2016.  For more information, please visit www.lombardmedical.com.

Forward-Looking Statements
This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events.  These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements.  Forward-looking statements are subject to risks, management assumptions and uncertainties.  Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated April 29, 2016.  Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

For further information:

Lombard Medical, Inc.
Simon Hubbert, Chief Executive Officer
Tel: +1 949 379 3750 / +44 (0)1235 750 800

William J. Kullback, Chief Financial Officer
Tel: +1 949 748 6764